Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

July 26, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Fate Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted June 20, 2013 CIK No. 0001434316

Dear Mr. Riedler:

This letter is being submitted on behalf of Fate Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated July 17, 2013 (the “Letter”) from Jeffrey P. Riedler, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott Wolchko, Chief Financial Officer and Chief Operating Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) that was submitted on June 20, 2013. The Company is concurrently submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Revised Draft Registration Statement as marked. Copies of this letter and its attachments will also be provided to Margaret Yang, Tabatha Akins and Mark Brunhofer of the Commission.

United States Securities and Exchange Commission

July 26, 2013

General

1.	We note that some of your exhibits have not yet been provided. Please file any additional exhibits with your amended draft or as soon as practicable thereafter. Please note we may have additional comments upon examination of your exhibits.

RESPONSE: The Company acknowledges the Staff’s comment and will file any additional exhibits as soon as practicable.

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide proofs of any additional graphics prior to their use for our review. Please note that we may have comments regarding this material.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that if it plans to include any additional graphics in the registration statement, proofs of any such additional graphics will be provided to the Staff as soon as practicable for review.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company advises the Staff that at this time it has not provided potential investors with written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, although it has presented at certain meetings with potential investors in reliance on Section 5(d) of the Securities Act, a slide presentation, a copy of which was not retained by any such potential investor. The Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, copies of these slide presentations.

The Company further advises the Staff that no broker-dealer that is participating in the offering has published or distributed research reports in reliance upon Section 2(a)(3) of the Securities Act.

United States Securities and Exchange Commission

July 26, 2013

4.	We will deliver comments to your confidential treatment request under separate cover.

RESPONSE: The Company acknowledges the Staff’s comment.

5.	Please consider including a risk factor and/or other appropriate disclosure indicating any risks or uncertainties related to procuring umbilical cord blood for use in your ProHema product. For example, you should disclose how you obtain your supply and whether there are any factors you are aware of that might place your future supply at risk. Are there any regulatory, ethical, political, economic or technical factors that may be relevant to your ability to procure the umbilical cord blood supply?

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 21 accordingly to include such an additional risk factor.

Prospectus Summary, page 1

6.	You use some technical and scientific terms in the forepart of the prospectus without clarifying their meaning. Please explain the significance of the following terms where they are first used in the Prospectus Summary section;

•	Homing,

•	Engraftment,

•	ex vivo,

•	in vivo,

•	allogeneic,

•	autologous,

•	neutrophil engraftment,

•	platelet engraftment.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1-3 accordingly.

7. Please expand the third bullet under “Our Risks” on page 4 to also disclose the uncertainty of successfully completing the clinical phase and obtaining FDA approval in addition to uncertainties regarding the time and cost of development and commercialization all of which exist because of the novel nature of the technology and the platform.

United States Securities and Exchange Commission

July 26, 2013

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 accordingly.

Risk Factors, page 10

8.	In the risk factor on page 17 regarding orphan designation, please identify and briefly describe the two orphan designations you have received.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 18 accordingly.

9.	On page 20, you refer to the risk of failure by your manufacturer to abide by specific conditions under which ProHema must be manufactured. We note that the clinical cell processing facilities must manufacture ProHema within close proximity to the transplant center within a short period of time before the transplant. If there are any additional material conditions under which ProHema must be manufactured, please specify them in your disclosure.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 22 accordingly.

10.	You first use the acronym PCT on page 22. Please provide the long form of the acronym upon first introducing the term.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 24 accordingly.

Capitalization, page 43

11.	Your pro forma adjustments include the reclassification of warrant and exchangeable share liabilities to equity in conjunction with your offering. Please explain to us whether you anticipate recording any charges to earnings by marking these obligations to fair value immediately prior to settlement. If not, please tell us why not. If so, please tell us why your deficit accumulated during the development stage is the same amount in both your actual and pro forma columns. In addition, given the number of transactions in your pro forma adjustments, please tell us your consideration for providing complete pro forma information under Article 11 of Regulation S-X.

United States Securities and Exchange Commission

July 26, 2013

RESPONSE: The Company acknowledges the Staff’s comment. The Company will continue to record changes to earnings by marking these obligations to fair value until they are settled.

In preparing the relevant disclosure, the Company referred to Regulation S-X Section 11-02(b)(6), which provides that “Pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by §210.3-01 and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.” Because the conversion of the preferred stock, the reclassification of the warrant liability and the assumed redemption of exchangeable shares are assumed to occur upon the completion of the initial public offering, and are not subject to adjustment and reclassification solely related to the final initial public offering price, the Company assumed conversion or exchange of the related instruments as of the pro forma balance sheet date at March 31, 2013 based on the fair value of those instruments at that date. As such, no charge to deficit accumulated during the development stage was necessary for purposes of the pro forma balance sheet.

Additionally, in preparing the applicable disclosure, the Company referred to Regulation S-X Section 11-02(b)(1), which provides that “In certain circumstances (i.e., where a limited number of pro forma adjustments are required and those adjustments are easily understood), a narrative description of the pro forma effects of the transaction may be furnished in lieu of the statements described herein.” The Company used a narrative description of the pro forma effects of the relevant transactions because it believes the four adjustments to compute the pro forma balance sheet information are few and easily understood based on the descriptions in the introductory paragraph. In addition, the Company considered comparable disclosures from other companies that recently completed initial public offerings and noted the use of similar narrative descriptions for pro forma adjustments of a similar nature and quantity.

In the Revised Draft Registration Statement, the Company has removed the amounts from the pro forma column since it cannot currently calculate the allocation of the assumed conversion of the June 2013 convertible note financing between common stock and additional paid-in capital. Such pro forma information will be included in a subsequent submission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 54

United States Securities and Exchange Commission

July 26, 2013

12.	We have reviewed your stock-based compensation disclosures and have the following comments:

•	Revise your disclosure to quantitatively illustrate how each market approach was weighted in your various valuations to determine how to allocate the enterprise value at each valuation date.

•	You state the current value method was considered in your valuation. Please clarify the valuation dates that you incorporated this method and separately explain to us why its use is appropriate.

•	Please revise your disclosure to clarify why the value of the shares issued prior to July 2012 are higher than the value of shares issued between July 2012 and February 2013.

•	We note that you used a cost of capital 25% at the March 2013 valuation date. Please tell us, and disclose the source used to determine the assumed cost of capital at each period.

•	Please update the tables on page 55 through the date of effectiveness of your registration statement.

•

At the top of page 58 you indicate that you utilized the closing of your Series C preferred stock financings in May and July 2012 to help determine your enterprise value in estimating your common stock value in July 2012. Please tell us whether any new investors participated in your Series C preferred stock financings and if so whether they led the pricing negotiations. If not, please tell us how you the price of your Series C preferred stock is representative of your enterprise value in July 2012.

•

Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance.

RESPONSE: The Company acknowledges the Staff’s comment and is providing responses to each of the seven bullet points in Comment #12 sequentially below:

•

Question #1: The Company has updated the disclosure on pages 62-64 to clarify how each market approach was weighted in the Company’s March 2013 valuation. The IPO scenario utilized only the guideline public company market approach. The merger or sale scenario equally weighted the use of an income

United States Securities and Exchange Commission

July 26, 2013

approach and the guideline transaction market approach. The other liquidity event scenario utilized only the precedent transaction market approach. The scenario with no value to common stock equally weighted the use of an assumed liquidation for net asset value and the precedent transaction market approach. The Company notes that prior to the March 2013 valuation, the Company used the precedent transaction method.

•	Question #2: The Company has updated the disclosure on page 61 to clarify that, although it was considered in each valuation, the current value method was not utilized in any period presented.

•

Question #3: The Company has updated the disclosure on pages 61-62 to disclose that the decrease in its common stock valuation as of July 2012 from $0.25 per share to $0.21 per share was primarily a result of its Series C preferred stock financing being priced at a lower enterprise valuation as compared to its previous preferred stock financing. The decline in enterprise value reflected the challenges faced by the Company during the first half of 2012 in securing additional capital. The Company pursued multiple sources of capital from third parties including from the sale of equity to private investors, the issuance of additional debt instruments and strategic partnerships, where the Series C financing terms were considered to be the most attractive source.

•

Question #4: The Company has updated the disclosure on page 63 to disclose the nature of the sources used to determine the assumed cost of capital utilized in the March 31, 2013 valuation. The sources included three studies of venture capital rate of return and consisted of the following:

1.	James L. Plummer, QED Report on Venture Capital Financial Analysis (Palo Alto: QED Research, Inc., 1987)

2.	The Venture Capital Method,” Harvard Business School Teaching Note 9-288-006 (Boston: Harvard Business School Publishing, 1989)

3.	William A. Sahlman, Howard H. Stevenson, Amar V. Bhide, et al., “Financing Entrepreneurial Ventures,” Business Fundamental Series (Boston: Harvard Business School Publishing, 1998)

Rates of return are stratified by company stage of development and the Company selected a rate of return consistent with the Bridge/Initial Public Offering stage.

United States Securities and Exchange Commission

July 26, 2013

•

Question #5: The Company acknowledges the Staff’s comment and plans to update the tabular information regarding the assumptions used in the Black-Scholes option pricing model through the most recent interim period presented in any future amendments. The Company intends to subsequently update the tabular stock option grant information through the effectiveness of its registration statement.

•

Question #6: There were no new investors in the Company’s Series C preferred stock financings; however, there was a significant disincentive for lack of participation in the Series C preferred stock financing in the form of “pay-to-play” provisions. Holders of Series B preferred stock that did not participate in their pro rata funding of the Series C preferred stock financing had all of their shares of Series B preferred stock automatically converted into shares of the Company’s common stock on a 10-to-1 basis. Failure by certain existing investors to participate in the Series C financing resulted in two investors being diluted such that their aggregate ownership of approximately 17.6% and 14.1% of the Company’s outstanding preferred stock and total outstanding capital stock, respectively, was reduced to 0% of the Company’s outstanding preferred stock and 1.6% of the Company’s total outstanding capital stock. Although all investors participating in the financing were existing stockholders of the Company, the Company believes the economic disincentive for lack of participation in the Series C financing resulted in the equivalent to an “arms-length transaction” that suggested the Series C financing was not at a bargain price.

•	Question #7: The Company acknowledges the Staff’s comment.

Warrant Liability, page 60

13.	Please quantify the assumptions used to determine the fair value of the warrant liabilities and the exchangeable share liability and clarify how the assumptions changed at each period.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 64 and 65 to disclose the assumptions used to determine the fair value of the warrant liabilities and the exchangeable share liability. The Company has added disclosure that the holders of a majority of the exchangeable shares may elect, at any time, to exchange their exchangeable shares

United States Securities and Exchange Commission

July 26, 2013

for shares of the Company’s common stock and, as such, the fair value of the exchangeable share liability is equal to the fair value of the number of shares of the common stock into which the exchangeable shares would convert. Since the fair value of the exchangeable share liability is based on the fair value of the Company’s underlying common stock, the Company has not provided any incremental disclosure to the existing disclosure under “Determination of the Fair Value of Common Stock” beginning on page 59. The assumptions used in the Black-Scholes model to determine the fair value of the warrant liability have been determined on a consistent basis and have not changed materially for any of the periods presented.

Business, page 68

Product Candidate, page 69

14.	In the table on page 69 one of the columns is titled “Targeted Orphan Disorders.” Please include an additional column or footnotes noting the indications for which you have applied and received orphan designation.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 74 accordingly.

Our Strategy, page 71

15.	Please expand your disclosure of “efficient clinical development and expedited regulatory pathways” to include any specific regulatory procedures you plan to pursue.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 accordingly.

Our HSC Modulation Platform and Product Candidates, page 71

16.	We note that you previously filed an IND for ProHema and will file an amended IND to include the NRM formulation in the near future. However, you should also clarify whether you will need to file separate INDs for;

•	ProHema for pediatric hematologic malignancies for which you intend to begin Phase I trials in the near future and

•	ProHema for LSDs for which they intend to begin clinical trials in 2014.

United States Securities and Exchange Commission

July 26, 2013

If no additional IND will be needed to commence the clinical phase of either of these two additional indications of ProHema, please state why that is the case. If you do intend to file any additional INDs, please disclose when you intend to make such filings with the FDA.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 18, 83 and 85 accordingly.

Certain Relationships and Related Party Transactions, page 120

17.	For the table on page 120, please provide a column indicating the number of shares of common stock into which the Class C Preferred Stock held by the affiliates will convert at the time of the initial public offering.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 accordingly to clarify that the Series C preferred stock will convert into common stock on a one-for-one basis upon the initial public offering.

Shares Eligible for Future Sale, page 131

18.	Once available, please file copies of each of the lock-up agreements.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it intends to file a copy of the form of lock-up agreement executed by each party to such agreement as an exhibit to the underwriting agreement for the offering, which underwriting agreement will be filed pursuant to Regulation S-K Item 601 in subsequent amendments to the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

2. Asset Acquisition of Verio Therapeutics Inc., page F-18

19.	Please tell us and revise your disclosure to clarify how you determined the number of shares of common stock of the Company to be issued upon exchange of the Exchangeable Shares. Additionally, please disclose the certain conditions that must be met in order to exchange the Exchangeable shares.

United States Securities and Exchange Commission

July 26, 2013

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-19 and F-20 accordingly.

At any given time, the total number of shares of common stock of the Company to be issued upon exchange of the Exchangeable Shares is based on the achievement of contractual milestones related to certain non-dilutive funding activities and certain preclinical, clinical, and commercial milestones, up to a maximum of 5,750,000 shares of the Company’s common stock.

The Exchangeable Shares will be automatically redeemed and exchanged for shares of the Company’s common stock upon the earliest of: (i) April 13, 2017, (ii) the date immediately prior to an initial public offering of the Company’s common stock pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission, (iii) the effective date of certain change of control events, (iv) the date upon which holders of at least a majority of the then outstanding Exchangeable Shares approve the redemption and exchange of all of the outstanding Exchangeable Shares, (v) the date upon which there are less than 450,000 Exchangeable Shares outstanding or (vi) the date that the holders of the Exchangeable Shares can exchange for shares of the Company’s common stock on a tax-deferred basis.

As of March 31, 2013, 2,625,000 shares of the Company’s common stock would have been issued upon the full exchange of the Exchangeable Shares and the amount of common shares the Company might be obligated to issue in the future is subject to further increase as follows: (i) 500,000 shares for the achievement of certain nondilutive funding milestones, (ii) 500,000 shares for the achievement of certain pre-clinical milestones, (iii) 1,375,000 shares for the achievement of certain clinical milestones and (iv) 750,000 shares for the achievement of certain commercialization milestones.

5. Convertible Preferred Stock and Stockholders’ Deficit

Description of Securities, page F-25

Conversion, page F-25

20.	Please clarify for us and in your disclosure the nature of the adjustments to the conversion price, and the accounting impact, if any such adjustments have or will have on your shares. Reference for us separately the authoritative literature you rely upon to support your accounting.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the disclosure on page F-26 to clarify the nature of the adjustments to the conversion price. The Company’s convertible preferred stock issuances are subject to adjustment in connection with certain events, including stock splits, capital reorganizations or recapitalizations and certain issuances of capital stock below the then-effective conversion price of each respective series of preferred stock. The Company concluded that the conversion adjustment rights represent permissible anti-dilution provisions that adjust the convertible preferred stock terms to protect the investor from a loss of value due to events that were not expected to occur or events in control of the issuer that could be detrimental to the holder of the security.

However, with respect to the adjustment in the event of a subsequent issuance of capital stock below the then-effective-conversion price (or down-round protection), the Company has considered the provisions of ASC 815 and ASC 470. The Company has concluded that this right represents a contingent beneficial conversion feature which, as of the issuance date, has no value as the terms of the contingent conversion feature do not permit the issuer to compute the number of shares that the holder would receive if the contingent event occurs and the conversion price is adjusted. In accordance with ASC 470-20-35-1, the Company shall wait until the contingent event occurs to assess if a beneficial conversion feature exists and would record any value at that time.

The Company’s assessment included consideration of whether such feature would be required to be bifurcated and separately valued as a derivative in accordance with ASC 815, however, the Company’s analysis noted that the option qualified for the exemption from derivative accounting in ASC 815-10-15-74(a). The Company will continue to assess the potential realization of any contingent beneficial conversion upon the occurrence of any transactions that result in adjustment to the conversion rate of the Company’s preferred stock.

Expected Volatility, page F-30

21.	Please revise your disclosure to explicitly state whether you used only implied volatility, historical volatility, or a combination of both. Refer to Question 5 of SAB 14:D1.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the disclosure on page F-31 to clarify that the expected volatility assumption is based on peer group historical volatility.

6. Collaboration Agreement, page F-31

22.	With respect to the BD Agreement, please disclose the amount of the upfront nonrefundable license payment received in September 2010. Further with respect to the commercialization milestones, please provide the disclosures required under paragraphs b – d of ASC 605-28-50-2.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the disclosure on page F-32 to disclose the amount of the upfront nonrefundable license payment received in September 2010 and information related to the commercialization milestones. The Company has

United States Securities and Exchange Commission

July 26, 2013

not disclosed any information regarding potential future milestones as the Company believes such disclosure could be misleading to readers of the financial statements because, as disclosed, the Company believes the achievement of any such milestones is not probable.

If you require additional information, please telephone the undersigned at (858) 202-2713 or Mitzi Chang at (415) 733-6017.

Sincerely,

/s/ Maggie Wong

Maggie Wong

cc:

Christian Weyer (Fate Therapeutics, Inc.)

Scott Wolchko (Fate Therapeutics, Inc.)

Cindy Tahl (Fate Therapeutics, Inc.)

Kingsley Taft (Goodwin Procter LLP)

Mitzi Chang (Goodwin Procter LLP)

Thomas Kellerman (Morgan, Lewis & Bockius LLP)

David Pollak (Morgan, Lewis & Bockius LLP)

Albert Lung (Morgan, Lewis & Bockius LLP)